

20014283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68060 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/2020

MM/DD/YY — MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., Suite 850

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

(No. and Street)

Newport Beach (City)     California (State)     92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rapp          949-442-7413

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

| 18401 Burbank Blvd #120 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William Rapp _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Synergy Partners, Inc. _____ , as

of September 30 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ *None* _____

_____

_____

_____ *William Rapp* ___ 11-10-20
                                 Signature

_____ *PRESIDENT* _____
                                 Title

_____ *See Attach for More* _____
            Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT

STATE OF CALIFORNIA }

COUNTY OF _Orange_ }

Subscribed and sworn to (or affirmed) before me on this __10th__ day of __November__ __2020__
_Date_          _Month_          _Year_

by __William Rapp__

_____

_Name of Signers_

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

_Signature of Notary Public_

M. MODY
Commission # 2282854
Notary Public - California
Orange County
My Comm. Expires APRIL 15, 2023

_Seal_
_Place Notary Seal Above_

-------------------------------------------------- OPTIONAL --------------------------------------------------

_Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document._

**Description of Attached Document**
Title or Type of Document:__Oath or Affirmation__

Document Date:__11-10-2020__

Number of Pages:__41__

Signer(s) Other Than Named Above:_____

**BRIAN W. ANSON**

_Certified Public Accountant_

18455 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Capital Synergy Partners, Inc.

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Capital Synergy Partners, Inc. as of September 30, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Capital Synergy Partners, Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Capital Synergy Partners, Inc.'s management. My responsibility is to express an opinion on Capital Synergy Partners, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Capital Synergy Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

## Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Capital Synergy Partners, Inc.'s financial statements. The Supplemental Information is the responsibility of the Capital Synergy Partners, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Capital Synergy Partners, Inc.'s auditor since 2015.

Tarzana, California

November 6, 2020

## Capital Synergy Partners, Inc.
## Statement of Financial Condition
## September 30, 2020

### Assets

| | |
|---|---|
| Cash | $197,425 |
| Accrued Income | 5,523 |
| Clearing Broker Deposit | 50,000 |
| Prepaid expenses | 8,587 |
| Property and equipment net of depreciation of $2,225 | 3,288 |
| **Total Assets** | **$264,823** |

### Liabilities and Shareholder's Equity

**Liabilities**

| | |
|---|---|
| Accounts Payable | $3,820 |
| Due to Related Party | 1,365 |
| Accrued liabilities | 2,517 |
| Commission payable | 29,190 |
| **Total Liabilities** | **36,892** |

**Shareholder's Equity**

| | |
|---|---|
| Common stock ($1 par value, 100,000 shares authorized; 8602 shares issued and outstanding) | 8,602 |
| Paid in capital | 359,608 |
| Retained deficit | (140,279) |
| Total Shareholder's Equity | 227,931 |
| **Total Liabilities and Shareholder's Equity** | **$264,823** |

See Accompanying Notes to Financial Statements

## Capital Synergy Partners, Inc.
## Statement of Income
## For the Year Ended September 30, 2020

**Revenues**

| | |
|---|---:|
| Commissions | $72,158 |
| Revenue from Sale of Investment Company Shares | 809,535 |
| Revenue from Sale of Insurance Based Products | 1,011,727 |
| Interest/Rebate/Dividend Income | 13,036 |
| Fees Earned | 397,281 |
| Other Revenue | 1,062 |
| **Total Revenues** | $2,304,798 |

**Expenses**

| | |
|---|---:|
| Clearing Charges | 29,097 |
| Commission expense | 1,773,404 |
| FINRA fees and licenses/SIPC | 20,115 |
| Insurance | 27,649 |
| Payroll tax | 9,446 |
| Postage and delivery | 4,045 |
| Professional services | 209,161 |
| Rent | 18,000 |
| Salaries | 105,198 |
| Telephone | 2,822 |
| Miscellaneous | 6,725 |
| **Total Operating Expenses** | 2,205,663 |
| **Income Before Tax Provision** | 99,135 |
| Income Tax Provision | 800 |
| **Net Income** | $98,335 |

See Accompanying Notes to Financial Statements

**Capital Synergy Partners, Inc.**
**Statement of Changes in Shareholder's Equity**
**For the Year Ended September 30, 2020**

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Deficit | Total Equity |
|---|---|---|---|---|---|
| Balance, September 30, 2019 | 8,602 | $8,602 | $359,608 | ($238,614) | $129,596 |
| Net Income | | | | 98,335 | 98,335 |
| Balance, September 30, 2020 | 8,602 | $8,602 | $359,608 | ($140,279) | $227,931 |

# Capital Synergy Partners, Inc.
## Statement of Cash Flows
### For the Year Ended September 30, 2020

**Cash Flows from Operating Activities:**

| | |
|---|---:|
| Net Income | $98,335 |
| Depreciation Expense | ($1,408) |
| Bad Debt Expense | ($575) |
| Changes in operating assets and liabilities: | |
|     Accounts receivable | 6,137 |
|     Prepaid expenses | 546 |
|     Accrued Income | 39,616 |
|     Due to related party | 176 |
|     Accounts Payable | 3,820 |
|     Accrued liabilities | (1,452) |
|     Commission payable | (18,164) |
| **Net cash provided by operating activities** | 127,031 |

**Cash Flows from Investing Activities:**

| | |
|---|---:|
| Disposal of fixed assets | 401 |
| **Net cash provided by investing activities** | 401 |
| **Net increase in cash** | 127,432 |
| **Cash at beginning of year** | 69,993 |
| **Cash at end of year** | $197,425 |

**Supplemental Information of cash flow information:**

| | |
|---|---:|
| Taxes paid | $800 |
| Interest paid | $0 |

## Note 1 – Nature of Business

Capital Synergy Partners, Inc. (CSP) is owned by Andrew A. Holden Family Trust and William Rapp. CSP is registered as a securities broker-dealer conducting a general securities business on a fully disclosed basis as an introducing broker-dealer. CSP provides its clients the ability to purchase and/or sell Mutual Funds, Equities, Bonds, Unit trusts or closed end funds, REITs, exchange traded funds, and Private Placements (Best Efforts only). CSP also offers direct placement products such as limited partnerships, variable life insurance, and variable annuities directly to the general public through registered representatives. CSP also maintains margin accounts and option accounts for its clients through its third party clearing firm RBC. The firm has a clearing deposit of $50,000 with RBC.

## Note 2 - ASC 606 Revenue Recognition
1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

## Note 2 – ASC 606 Revenue Recognition (continued)

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

## Note 3 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

## Note 3 – Significant Accounting Policies (continued)

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii) (the Customer Protection Rule), CSP conducts business on a fully disclosed basis clearing all transactions through its clearing firm. CSP will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Commission Income** – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission on variable insurance products are recorded when earned.

**Income Taxes** – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Property and Equipment** – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years.

**Compensated Absences** – Accumulated paid time off is accrued when incurred.

## Note 4 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no assets or liabilities to measure at September 30, 2020.

## Note 5 – Related Party

The Company is subleasing its premises from an affiliated company on a month to month basis in the amount of $1,500. The Company has reviewed ASC 842 Lease Accounting and does not believe it applicable to the Company because the operating lease for the company's office space is by the parent Company. The Company also pays a fixed Monthly Service Fee for Commission Accounting and IT Services. The Company paid $135,623 to the related party for the year ended September 30, 2020. At September 30, 2020, The Company owed related party $1,365.

0

0**Capital Synergy Partners, Inc.**
**Notes to Financial Statements**
**September 30, 2020**

## Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the Company had net capital of $216,056 which was $211,056 in excess of its required net capital of $5,000. The Company's net capital ratio was .17 to 1.

## Note 8– Income Taxes

The Components of the Company's deferred tax assets/liabilities are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryforwards | $45,000 |
| Deferred tax assets before | |
| Valuation allowance | 45,000 |
| Valuation allowance | (45,000) |
| Net deferred tax assets | $ 0 |

The Company has a net operating loss to be carried forward of approximately $49,000 is set to expire September 30, 2032, $31,000 set to expire September 30, 2036 and $70,000 set to expire September 30, 2038.

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

| | |
|---|---|
| Federal | $ 0 |
| State | $ 800 |

The Company is subject to audit by the taxing agencies for years ending September 30, 2017, 2018 and 2019.

00

## Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

## Note 10 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end September 30, 2020 through November 6, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Capital Synergy Partners, Inc.**
**Schedule I – Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**For the Year Ended September 30, 2020**

Computation of Net Capital

| | |
|---|---|
| Total ownership equity from statement of financial condition | $227,931 |
| Non-allowable assets: | |
| Accounts receivable | - |
| Prepaid expenses | 8,587 |
| Fixed Assets | 3,288 |
| Total Non-allowable assets | 11,875 |
| | |
| Net Capital | $216,056 |

Computation of Net Capital Requirements

| | |
|---|---|
| Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness | $2,460 |
| | |
| Minimum dollar net capital required | $5,000 |
| | |
| Net Capital required (greater of above amounts) | $5,000 |
| | |
| Excess Capital | $211,056 |

| | |
|---|---|
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $212,367 |

Computation of aggregate Indebtedness

| | |
|---|---|
| Total liabilities | $36,892 |
| | |
| Percentage of aggregate indebtedness to net capital | 17% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation

| | |
|---|---|
| Unaudited net capital | $216,056 |
| Unrecorded liabilities | 0 |
| Rounding error | 0 |
| Audit adjustment | 0 |
| Audited Net Capital | $216,056 |

There were no reported difference between the audit and Focus filed at September 30, 2020

See Accompanying Notes to Financial Statements

14

**Capital Synergy Partners, Inc.**
**Schedule II – Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of September 30, 2020**

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**Capital Synergy Partners, Inc.**
**Schedule III – Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of September 30, 2020**


Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).

# Assertions Regarding Exemption Provisions

We, as directors of management of Capital Synergy Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

## Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

## Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2019 through September 30, 2020.

Capital Synergy Partners, Inc.

By: _William H. Rapp_

WILLIAM G. RAPP, PRESIDENT
(Name and Title)

_11-6-20_
(Date)

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Capital Synergy Partners, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Synergy Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Synergy Partners, Inc., stated that Capital Synergy Partners, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception.  Capital Synergy Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Synergy Partners, Inc.'s compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.  Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 6, 2020

# Capital Synergy Partners, Inc.
# Table of Contents